UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Imperiali, Inc.

Address of Principal Business Office:	222 Lakeview Avenue, Suite 160,
West Palm Beach, Florida 33401

Telephone Number (including area code):	(561) 805-9494

File Number under the Securities Exchange Act of 1934:  814-00734

Basis For Filing The Notification Of Withdrawal:

Imperiali, Inc. (the "Company") has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities. The Company is now pursuing a business model whereby it would consolidate its subsidiaries and provide global business development consulting services (the “New Business Model”). Specifically, the Company will identify client companies and assist them with their global expansion, and provide them with business advice and management expertise related thereto. Under the New Business Model, the Company will at all times be managed and conduct its activities in such a way as to not act as an “investment company” subject to regulation under the 1940 Act. Thus, it will not hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the Company will conduct its business in such a manner as to ensure that it will at no time own or propose to acquire investment securities having a value exceeding 40 percent of the Company's total assets at any one time.

On September 29, 2008 Daniel J. Imperato, our Interim Non-Executive Chairman Emeritus, who directly and indirectly owns 26,214,298 shares of our outstanding common stock as of September 29, 2008, consented in writing to the action whereby the Company shall withdraw its election to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). Such approval and consent constitutes the approval and consent of a majority of the total combined voting power of our outstanding common stock and is sufficient under the Florida Business Corporation Act and our Articles of Incorporation and Bylaws to approve the action.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of West Palm Beach and the state of Florida on the 6th day of November 2008.

IMPERIALI, INC.

By:	/s/ Daniel J. Imperato
Name: Daniel J. Imperato
Title: Interim Non-Executive
Chairman Emeritus

Attest:	/s/ Daniel J. Imperato
Name: Daniel J. Imperato
Title: Secretary